MEEHAN FUNDS, INC.
UNANIMOUS WRITTEN CONSENT OF DIRECTORS

December 4, 2015

Pursuant to Article III, Section 13, of the By-Laws of the Meehan Funds, Inc. (the "Corporation"), the undersigned, being all the directors of the Corporation, do hereby consent to the adoption of the following resolution with the same force and effect as if adopted at a meeting duly called and held for the purpose and direct that this consent be filed with the minutes of the proceedings of the Corporation:

VOTED:  That upon due consideration of all relevant factors, including, but not limited to, the value of the assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund's portfolio, the Investment Company Blanket Bond with the premium of $1,314.00 paid for the period from December 1, 2015 through December 1, 2016 (the "Bond") be, and it hereby is, ratified and approved; and it is

FURTHER VOTED:  That, the officers of the Fund shall file said Bond with the Securities and  Exchange Commission, together with such other information as is required by Rule 17g-1 under the Investment Company Act of 1940; and it is

FURTHER VOTED:  That the officers of the Fund be, and each of them hereby is, authorized to take such actions as are necessary to properly complete said filing.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of the day and year first written above.

Thomas P. Meehan

Peter R. Sherman

Andrew Ferrentino